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W. Thomas Conner Direct Phone: +1 202 414 9208 Email: tconner@reedsmith.com

May 15, 2013

VIA EDGAR SUBMISSION

Erin E. Martin

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	United States Commodity Funds Trust I
Post-Effective Amendment No. 1 to Form S-1
File No. 333-177188

Dear Ms. Martin:

This letter responds to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), pursuant to the Staff’s letter of April 24, 2013, with respect to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for units of the United States Asian Commodities Basket Fund (the “Fund”), which is a series of United States Commodity Funds Trust I (the “Trust”). For convenience, each of the Staff’s comments is repeated below, with responses immediately following. Capitalized terms have the same meaning as in the Amendment.

General

1.	We note that your initial registration statement, which went effective within 45 days after your fiscal year end, did not contain audited financial statements for the year ended December 31, 2012. We further note that you subsequently filed a Form 8-A to register your securities under Section 12(b) of the Exchange Act. Please explain to us why you have not filed your Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

NEW YORK ¿ LONDON ¿ HONG KONG ¿ CHICAGO ¿ WASHINGTON, D.C. ¿ BEIJING ¿ PARIS ¿ LOS ANGELES ¿ SAN FRANCISCO ¿ PHILADELPHIA ¿ SHANGHAI ¿ PITTSBURGH

MUNICH ¿ ABU DHABI ¿ PRINCETON ¿ NORTHERN VIRGINIA ¿ WILMINGTON ¿ SILICON VALLEY ¿ DUBAI ¿ CENTURY CITY ¿ RICHMOND ¿ GREECE

Erin E. Martin May 15, 2013 Page 2

Response:

The Trust is a series trust and includes the Fund and three additional series. The Trust filed separate registration statements on Form S-1 for the Fund and each of the three additional series in 2011. For business reasons, the sponsor of the Trust, United States Commodity Funds LLC (the “Sponsor”), currently intends to only offer units of the Fund.

The registration statement for the offer and sale of units of the Fund was declared effective by the Commission on February 13, 2013. The Trust registered the Fund’s units for offer and sale on the NYSE Arca, Inc. stock exchange on Form 8-A on February 14, 2013. It filed Post-Effective Amendment No. 1 to the registration statement on April 24, 2013. The Trust did not file an Annual Report on Form 10-K because Rule 13a-1 requires an issuer of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 to file an annual report for each fiscal year after the last full fiscal year for which financial statements were filed in the issuer’s registration statement. Post-Effective Amendment No. 1 contained audited financial statements for the fiscal year ended December 31, 2012, and so Rule 13a-1 requires the Trust to file an Annual Report for the Fund’s units for fiscal year ended December 31, 2013.

We have discussed with the Staff whether it might be more appropriate instead to file a “special” Annual Report pursuant to by Rule 15d-2, which requires the inclusion of only audited financial statements for 2012 rather than a full discussion of the operating results and other information, given that the Fund was not operational in 2012. At this point, however, the Sponsor has determined for the avoidance of doubt and expenditure of additional resources and to provide the Staff with an appropriate basis on which to accelerate the effectiveness of Post-Effective Amendment No. 1 pursuant to delegated authority, it would prepare and file an Annual Report on Form 10-K for the units of the Fund. Such Annual Report was filed May 14, 2013. The Staff will note that the report has been tailored as necessary to reflect the fact that the Fund was not operational in 2012.

Signatures, page II-5

2.	Please tell us whether Howard Mah is also your controller or principal accounting officer. Please refer to the Instructions to Signatures on Form S-1 for guidance.

Response:

Howard Mah is the Chief Financial Officer and the Chief Accounting Officer of the Sponsor, and will be designated as such on the signature page in future filings.

*        *        *         *        *

Erin E. Martin May 15, 2013 Page 3

If you should have any questions on the foregoing, please do not hesitate to contact me at (202) 414-9208 or Mary Payne at (202) 414-9483. We respectfully note that an acceleration request, including required “Tandy” representations, was filed by the Sponsor contemporaneously with Post-Effective Amendment No. 1.

Sincerely,

/s/ W. Thomas Conner

W. Thomas Conner

Enclosure

cc:	Sandra Hunter

Heather Harker

Mary Payne